Exhibit 2C

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our by-laws, which are incorporated by reference as an exhibit to the Annual Report on Form 20-F of which this Exhibit is a part. We encourage you to read the by-laws for additional information.

Issued Share Capital

The Bank has a single series of capital stock, which amounts to Ch$891,302,881,691, divided into 188,446,126,794 registered shares with no par value. The capital stock is fully subscribed for, deposited, and paid up. Each share represents one vote and there are no special classes of shares with different rights. Our by-laws do not include any condition that is more significant than required by law to change the right of shareholders.

Shareholder rights in a Chilean bank that is also an open stock (public) corporation are governed by (1) the corporation’s estatutos, which effectively serve the purpose of both the articles or certificate of incorporation and the by-laws of a company incorporated in the United States, (2) the General Banking Law and (3) to the extent not inconsistent with the General Banking Law, by the provisions of Chilean Companies Law applicable to open stock corporations, except for certain provisions that are expressly excluded. Article 137 of the Chilean Companies Law provides that all provisions of the Chilean Companies Law take precedence over any contrary provision in a corporation’s estatutos. Both the Chilean Companies Law and our estatutos provide that legal actions by shareholders against us (or our officers or directors) to enforce their rights as shareholders or by one shareholder against another in their capacity as such are to be brought in Chile in arbitration proceedings.

Meetings and Voting Rights

The shareholders shall meet in Ordinary or Extraordinary Shareholders’ Meetings held in Santiago. The resolutions adopted at a validly summoned and convened Shareholders’ Meeting, in conformity with the by-laws, shall be binding on all of the shareholders.

The Ordinary Shareholders’ Meetings shall be held annually on the dates determined by the Board within the first four months following the date of the annual balance sheet. There shall be an Extraordinary Shareholders’ Meeting whenever the company’s needs so require. The meetings shall be summoned by the Board at its own initiative or at the request of shareholders representing at least 10% of the issued shares having a legal right to vote. If in this circumstance, the Board, and through it the Chairman, refuses to issue a summons, the Financial Markets Commission (“FMC”) may be requested to do so.

The summons to a Shareholders’ Meeting shall be given through a prominent notice to be published three times on different days in the Santiago newspaper which has been chosen at the Ordinary Shareholders’ Meeting, and in the absence of agreement or in the event of a suspension or disappearance of the designated newspaper’s circulation, in the Official Journal, at the time, in the form, and under the conditions stipulated by the Regulations of the Chilean Companies Law. Summonses to Extraordinary Shareholders’ Meetings shall state the topics which will be submitted to them. The summons to a meeting shall likewise be announced through a letter sent to the shareholders a minimum of fifteen days in advance of the date set for the meeting, which must contain a reference to the topics to be addressed at it. Failure to send said letter shall not invalidate the summons, without prejudice to legal liabilities. On a date no later than that of the first notice of a summons for an Ordinary Shareholders’ Meeting, each shareholder must be sent a copy of the Bank’s Annual Report and Balance Sheet, including the auditors’ opinion and its respective notes.

Quorum for Shareholders’ Meetings shall be established by the presence of as many shareholders as represent, directly or by proxy, at least an absolute majority of the issued voting shares. If said quorum is not satisfied, a new summons shall be given, for a meeting which must be scheduled to be held in the manner prescribed in Article 37 of our by-laws, indicating that it is a second summons and scheduling the new meeting to be held within the forty five days subsequent to the date scheduled for the meeting that was not held due to a lack of quorum. A meeting called by a second summons shall lawfully convene with the number of issued voting shares present or represented thereat.

In the absence of a special rule, a Shareholders’ Meeting resolution shall be adopted by an absolute majority of the voting shares present or represented.

The Ordinary Shareholders’ Meetings have the following responsibilities: (a) deliberate and resolve on the Annual Report and Balance Sheet which must be submitted by the Board; (b) annually designate an external auditing firm in conformity with the provisions of law to report on the balance sheet and comply with the legal requirements; (c) elect the members of the Board when appropriate pursuant to our by-laws; (d) resolve the distribution of the liquid profits or earnings for each fiscal year, and at the Board’s request, order the distribution of a dividend to the shareholders as of the end of each fiscal year, as prescribed in the by-laws; and (e) in general, deliberate and pass resolutions on any other topic of corporate interest which is not reserved to an Extraordinary Shareholders’ Meeting. The revocation of all the Board members elected by the shareholders and the designation of their replacements may be resolved at an Ordinary or Extraordinary Shareholders’ Meeting, but any individual or collective revocation of one or more Board members would accordingly be invalid.

The Extraordinary Shareholders’ Meetings are reserved for certain topics indicated by law or by our by-laws. Resolutions on the topics indicated in the notice of meeting may be adopted at Extraordinary Shareholders’ Meetings.

The shareholders may have themselves represented at Meetings by another person, whether a shareholder or not, as is stipulated in the Chilean Companies Law.

A record of the deliberations and resolutions at any Shareholders’ Meeting shall be made in a special minute book to be kept by the Secretary, if any, or in his or her absence by the Bank’s General Manager. The minutes shall be signed by the Chairman or the person who performs his or her functions, by the Secretary and three shareholders elected by the Meeting, or by all the persons present if they number fewer than three. In the event of death, refusal, or impediment to signing the minutes on the part of any of the persons who must do so, a record of the impediment shall be made at the foot thereof. An extract of the minutes shall be made to record what happened at the meeting, and an official copy of the following data shall necessarily be made: the names of the shareholders present and the number of shares owned or represented by each of them (a brief summary of any objections may be omitted if it is attached to the same page or roll of attendance), a list of the proposals submitted for discussion and the results of the votes taken, and the list of the shareholders who voted for or against. Solely by the unanimous consent of the persons present may a record of any event occurring at the meeting that is related to the company’s interests be deleted from the minutes.

The persons present at any Shareholders’ Meetings shall sign a roll of attendance on which they shall indicate the number of shares the signatory holds, the number of shares he represents, and the name of the shareholder he represents.

In general, Chilean law does not require a Chilean open stock corporation to provide the level and type of information that U.S. securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine the books of the bank within the 15-day period before the ordinary annual meeting. In addition to these requirements, we regularly provide, and management currently intends to continue to provide, together with the notice of shareholders’ meeting, a proposal for the final annual dividend.

Election of Directors

The Board of Directors consists of nine directors and two alternates, elected by shareholder vote at Ordinary Shareholders’ Meetings. The directors may be either shareholders or non-shareholders of the Company. There is no age limit for directors.

The directors shall hold office for three years and may be indefinitely re-elected, and their terms of office shall be renewed in their entirety at the conclusion of each term of office. If the Ordinary Shareholders’ Meeting at which periodic elections of directors occur is not held at the stipulated time for any reason, the incumbency of those who have completed their terms shall be understood to be extended until their replacements are appointed, and the Board shall be obligated to summon a Shareholders’ Meeting to make said appointments within thirty days.

In the elections of directors, each shareholder shall have one vote per share held or represented, and may cast all such votes in favor a single candidate or distribute them as deemed convenient; those who receive the largest number of votes in an election shall be proclaimed as elected, until the number of persons to be elected is reached. Elections of principal and alternate directors must be held separately. To proceed to a vote, the Chairman and the Secretary, jointly with the persons who have previously been designated at the Ordinary Shareholders’ Meeting to sign the minutes thereof, must make a documentary record of the votes which are cast through voice vote by the shareholders present, according to the list of attendance. However, any shareholder shall be entitled to vote on a ballot signed by him, stating whether he signs on his own behalf or as a proxy. In any event, to facilitate the casting or speed of a vote, the Chairman of the Bank or the FMC, if applicable, may order an alternative procedure or permit either a voice vote or a ballot vote, or any other procedure stipulated as adequate for the purpose. In counting the results, the Chairman shall read out the votes cast aloud so that all the persons present can count the votes themselves and the truthfulness of the result can be verified. The Secretary shall add up the votes and the Chairman shall announce the candidates that receive the largest majorities and proclaim them thereby elected, until the number of persons to be elected is reached. The Secretary shall place the document reflecting the vote count, signed by the persons responsible for taking note of the votes cast, as well as the ballots delivered by the shareholders who did not vote by voice, in an envelope which shall be closed and sealed with the corporate seal, and shall be kept on file at the Bank for at least two years.

Every election to the Board, or every change to the composition of the Board, must be recorded in a public deed executed before a Notary, published in a Santiago newspaper, and reported to the FMC by sending an authorized copy of the respective public deed. The appointments of the General Manager and Assistant Deputy Manager must likewise be reported and converted into a public deed.

Vacancies that arise when a director ceases to be able to perform his or her duties, either because he becomes subject to any conflict of interest, limitation, or legal disqualification or because he is subject to a pending insolvency procedure for liquidation, or due to impossibility of serving, unjustified absence, death, resignation, or for another legal cause, shall be filled in the following manner: (a) vacancies of principal directors by alternate directors; and (b) in case of vacancies of alternate directors because of the application or circumstances not provided for in letter (a) above, or vacancies of principal directors which could not be filled as provided for in this letter because the alternate directors have become principal directors, the appropriate replacements shall be appointed at the first board of directors meeting to be held. The directors so designated shall remain in office until the next Ordinary Shareholders’ Meeting, at which the definitive appointments shall be made for the time remaining to complete the replaced directors’ terms.

Amendments

Our bylaws may only be amended at an Extraordinary Shareholders meeting held before a notary public.

Annual Report, Balance Sheet, and Distribution of Profits

A Balance Sheet shall be drawn up as of the thirty-first day of December of each year, to be submitted to the Ordinary Shareholders’ Meeting for its consideration, jointly with the Annual Report. The Balance Sheet and Statement of Income shall be published in conformity with the currently applicable legal and regulatory provisions. The approval or rejection of such financial statements is entirely within our shareholders’ discretion. If our shareholders reject our financial statements, our Board of Directors must submit new financial statements no later than 60 days from the date of such rejection. If our shareholders reject our new financial statements, our entire Board of Directors is deemed removed from office and a new Board of Directors is elected at the same meeting. Directors who individually approved such rejected financial statements are disqualified for re-election for the ensuing period.

The profits attributable to shareholders reflected in the Balance Sheet shall be applied preferentially to absorb prior-year losses. The balance which is earned shall be allocated as may be resolved by the Shareholders’ Meeting, at the Board’s recommendation, to: (a) an increase of the effective capital, the formation of a fund for future capitalizations or dividends, or other special reserve funds; these uses shall receive the amounts the Meeting deems convenient, in conformity with the limits and obligations prescribed by law; and (b) the distribution of dividends to the shareholders in proportion to their shareholdings.

Under the Chilean Corporations Law, Chilean companies are generally required to distribute at least 30.0% of their earnings as dividends. No dividends of a bank above the legal minimum can be distributed if doing so would result in the bank exceeding its ratio of regulatory capital to risk-weighted assets and shareholders’ equity to total assets

Dividends that are declared but not paid by the date set for payment at the time of declaration are adjusted from the date set for payment to the date such dividends are actually paid, and they accrue interest. A dividend entitlement lapses after 5 years and the funds go to the Chilean Treasury.

We may declare a dividend in cash or in shares. When a share dividend is declared above the legal minimum (which minimum must be paid in cash), our shareholders must be given the option to elect to receive cash. For more information, please see “—Preemptive Rights and Increases of Share Capital.”

Liquidation and Appraisal Rights

The Bank may be dissolved and liquidated if it is so resolved at an Extraordinary Shareholders’ Meeting, with the favorable vote of at least two thirds of the issued voting shares, and approved by the FMC.

Once the voluntary dissolution to which the preceding article refers has been resolved, the Shareholders’ Meeting at which it is resolved shall appoint a committee of three shareholders to proceed to the company’s liquidation. The liquidating committee so created shall act with the powers and obligations, which the by-laws confer on the Board, and it shall keep the shareholders informed of the liquidation’s progress, shall summon Ordinary Shareholders’ Meetings on the dates scheduled for them, being authorized to likewise summon Extraordinary Shareholders’ Meetings. In all other respects the provisions of the Commercial Code, the applicable provisions of the Chilean Companies Law, and the corporate regulations which govern the company shall be followed. In accordance with the General Banking Law, our shareholders do not have appraisal rights.

Arbitration

Any difficulty which may arise between the Bank and any of the shareholders or directors, or between such persons, in connection with the application of the by-laws or the recognition of the existence, nonexistence, validity, nullity, construction, performance or breach, dissolution, liquidation, or any other cause shall be submitted to resolution by two arbitrators at law and in equity, who shall rule without subsequent appeal, one of whom shall be appointed by each party. If they cannot reach agreement, the parties shall appoint a third arbitrator to resolve the discord. If there is no agreement for the third arbitrator’s appointment, the two previously appointed arbitrators shall make the designation. If either party refuses to participate in the appointment of arbitrators or, after they have been appointed, there is no agreement on the ruling and neither the parties nor the arbitrators have designated the third arbitrator to resolve the discord, the designation of said arbitrator, if any, or of the third participant in discord, shall be made by the Ordinary Court of Justice, and the person so designated must necessarily be one who has held or currently holds the position of attorney and member of the Honorable Supreme Court.

Capitalization

Under Chilean law, the shareholders of a company, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in such company’s capital. When an investor subscribes for issued shares, the shares are registered in such investor’s name, even if not paid for, and the investor is treated as a shareholder for all purposes except with regard to receipt of dividends and the return of capital, provided that the shareholders may, by amending the by-laws, also grant the right to receive dividends or distributions of capital. The investor becomes eligible to receive dividends and returns of capital once it has paid for the shares (if it has paid for only a portion of such shares, it is entitled to reserve a corresponding pro-rata portion of the dividends declared and/or returns of capital with respect to such shares unless the company’s by-laws provide otherwise). If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the company is entitled under Chilean law to auction the shares on the stock exchange and collect the difference, if any, between the subscription price and the auction proceeds. However, until such shares are sold at auction, the subscriber continues to exercise all the rights of a shareholder (except the right to receive dividends and return of capital).

Article 22 of the Chilean Corporations Law states that the purchaser of shares of a company implicitly accepts its by-laws and any agreements adopted at shareholders’ meetings.

Ownership Restrictions

Under Article 12 of the Chilean Securities Market Law and the regulations of the FMC, shareholders of open stock corporations are required to report the following to the FMC and the Chilean stock exchanges:

●	any direct or indirect acquisition or sale of shares that results in the holder’s acquiring or disposing, directly or indirectly, 10.0% or more of an open stock corporation’s share capital; and

●	any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10.0% or more of an open stock corporation’s capital or if made by a director, liquidator, main officer, general manager or manager of such corporation.

In addition, majority shareholders must include in their report whether their purpose is to acquire control of the company or if they are making a financial investment.

Under Article 54 of the Chilean Securities Market Law and the regulations of the FMC, persons or entities intending to acquire control, directly or indirectly, of an open stock corporation, regardless of the acquisition vehicle or procedure, and including acquisitions made through direct subscriptions or private transactions, are also required to inform the public of such acquisition at least 10 business days before the date on which the transaction is to be completed, but in any case, as soon as negotiations regarding the change of control begin (i.e., when information and documents concerning the target are delivered to the potential acquirer) through a filing with the FMC, the stock exchanges and the companies controlled by and that control the target and through a notice published in two Chilean newspapers, which notice must disclose, among other information, the person or entity purchasing or selling and the price and conditions of any negotiations.

Prior to such publication, a written communication to such effect must be sent to the target corporation, to the controlling corporation, to the corporations controlled by the target corporation, to the FMC, and to the Chilean stock exchanges on which the securities are listed.

In addition to the foregoing, Article 54A of the Chilean Securities Market Law requires that within two business days of the completion of the transactions pursuant to which a person has acquired control of a publicly traded company, a notice shall be published in the same newspapers in which the notice referred to above was published and notices shall be sent to the same persons mentioned in the preceding paragraphs.

The provisions of the aforementioned articles do not apply whenever the acquisition is being made through a tender or exchange offer.

Title XXV of the Chilean Securities Market Law on tender offers and the regulations of the the FMC provide that the following transactions must be carried out through a tender offer:

●	an offer which allows a person to take control of a publicly traded company, unless (i) the shares are being sold by a controlling shareholder of such company at a price in cash which is not substantially higher than the market price and the shares of such company are actively traded on a stock exchange and (ii) those shares are acquired (a) through a capital increase, (b) as a consequence of a merger, (c) by inheritance or (d) through a forced sale; and

●	an offer for a controlling percentage of the shares of a listed company if such person intends to take control of the parent company (whether listed or not) of such listed company, to the extent that the listed company represents 75.0% or more of the consolidated net worth of the parent company.

In addition, Article 199 of the Chilean Securities Market Law requires that whenever a controlling shareholder acquires two thirds of the voting shares of a listed company, such controlling shareholder must offer to purchase the remaining shares from the non-controlling shareholders in a tender offer.

Article 200 of the Chilean Securities Market Law prohibits any shareholder that has taken control of a publicly traded company to acquire, for a period of 12 months from the date of the transaction in which it gained control of the publicly traded company, a number of shares equal to or greater than 3.0% of the outstanding issued shares of the target without making a tender offer at a price per share not lower than the price paid at the time of taking control. Should the acquisition from the other shareholders of the company be made on a stock exchange and on a pro rata basis, the controlling shareholder may purchase a higher percentage of shares, if so permitted by the regulations of the stock exchange.

Title XV of the Chilean Securities Market Law sets forth the basis to determine what constitutes a controlling power, a direct holding and a related party. The Chilean Securities Market Law defines control as the power of a person or group of persons acting (either directly or through other entities or persons) pursuant to a joint action agreement, to direct the majority of the votes at the shareholders’ meetings of the corporation, to elect the majority of members of its Board of Directors, or to influence the management of the corporation significantly. Significant influence is deemed to exist in respect of the person or group of persons with an agreement to act jointly that holds, directly or indirectly, at least 25.0% of the voting share capital, unless:

●	another person or group of persons acting pursuant to joint action agreement, directly or indirectly, controls a stake equal to or greater than the percentage controlled by such person or group of persons;

●	the person or group does not control, directly or indirectly, more than 40.0% of the voting share capital and the percentage controlled is lower than the sum of the shares held by other shareholders holding more than 5.0% of the share capital (either directly or pursuant to a joint action agreement); or

●	in cases where the FMC has ruled otherwise, based on the distribution or atomization of the overall shareholding.

According to the Chilean Securities Market Law, a joint action agreement is an agreement among two or more parties which, directly or indirectly, own shares in a corporation at the same time and whereby they agree to participate with the same interest in the management of the corporation or in taking control of the same. The law presumes that such an agreement exists between:

●	a principal and its agents;

●	spouses and relatives within certain degrees of kinship;

●	entities within the same business group; and

●	an entity and its controller or any of the members of the controller.

Likewise, the FMC may determine that a joint action agreement exists between two or more entities considering, among other things, the number of companies in which they participate and the frequency with which they vote identically in the election of directors, appointment of managers and other resolutions passed at extraordinary shareholders’ meetings.

According to Article 96 of the Chilean Securities Market Law, a business group is a group of entities with such ties in their ownership, management or credit liabilities that it may be assumed that the economic and financial action of such members is directed by, or subordinated to, the joint interests of the group, or that there are common credit risks in the credits granted to, or in the acquisition of securities issued by, them. According to the Chilean Securities Market Law, the following entities are part of the same business group:

●	a company and its controller;

●	all the companies with a common controller together with that controller;

●	all the entities that the FMC declares to be part of the business group due to one or more of the following reasons:

●	a substantial part of the assets of the company is involved in the business group, whether as investments in securities, equity rights, loans or guaranties;

●	the company has a significant level of indebtedness and the business group has a material participation as a lender or guarantor;

●	any member of a group of controlling entities of a company mentioned in the first two bullets above and there are grounds to include it in the business group; or

●	the company is controlled by a member of a group of controlling entities and there are grounds to include it in the business group.

Article 36 of the General Banking Law states that as a matter of public policy, no person or company may acquire, directly or indirectly, more than 10.0% of the shares of a bank without the prior authorization of the FMC, which may not be unreasonably withheld. In the absence of such authorization, any person or group of persons acting in concert would not be permitted to exercise voting rights with respect to the shares acquired. In determining whether or not to issue such an authorization, the FMC considers a number of factors enumerated in Article 28 of the General Banking Law, including, among others (i) the financial stability of the purchasing party and (ii) the legitimacy of the purchasing party.

According to Article 35bis of the General Banking Law, the prior authorization of the FMC is required for:

●	the merger of two or more banks;

●	the acquisition of all or a substantial portion of a banks’ assets and liabilities by another bank;

●	the control by the same person, or controlling group, of two or more banks; or

●	a substantial increase in the existing control of a bank by a controlling shareholder of that bank.

The FMC may deny its authorization with an accompanying resolution recording the specific reasons for denying the authorization and with the agreement of a majority of the Board of Directors of the Central Bank, provided there is notice of such agreement within 10 banking business days (which may be extended under Law 18,840).

Article 16bis of the General Banking Law provides that the individuals or legal entities that, individually or with other people, directly control a bank and who individually own more than 10.0% of its shares must send to the FMC reliable information on their financial situation with the content and in the opportunity set forth in a general rule issued by the FMC, which will not exceed the information required for open-stock corporations (sociedad anónima abierta).

There are no limitations for non-resident or foreign shareholders to hold or exercise voting rights on the securities.

Preemptive Rights and Increases of Share Capital

The Chilean Corporations Law provides that whenever a Chilean company issues new shares for cash, it must offer its existing shareholders the right to purchase a number of shares sufficient to maintain their existing ownership percentages in the company. According to our by-laws, options for subscription of capital increases must be offered on a preemptive basis to the shareholders, in proportion to the number of shares each shareholder owns, and the released shares which are issued shall be distributed in the same proportion. Pursuant to this requirement, preemptive rights in connection with any future issue of shares will be offered by us to the shareholders.

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a period that cannot be less than 30 days following the grant of such rights. During such period, and for an additional 30-day period thereafter, a Chilean corporation is not permitted to offer any unsubscribed shares for sale to third parties on terms which are more favorable than those offered to its shareholders. At the end of such additional 30-day period, a Chilean open stock corporation is authorized to sell unsubscribed shares to third parties on any terms, provided they are sold on a Chilean stock exchange. Unsubscribed shares that are not sold on a Chilean stock exchange can be sold to third parties only on terms no more favorable for the purchaser than those offered to shareholders.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The following description of our American depositary shares (the “ADSs”) is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Amended and Restated Deposit Agreement (the “Deposit Agreement”) among Banco Santander Chile (the “Bank”), The Bank of New York Mellon (the “Depositary”) the holders from time to time of American depositary receipts (the “ADRs”) issued thereunder evidencing ADSs, which is incorporated by reference as an exhibit to the Form 20-F of which this Exhibit is a part. We encourage you to read the Deposit Agreement for additional information.

American Depositary Shares

The Depositary executes and delivers ADRs. Each ADR is a certificate evidencing a specific number of ADSs. Each ADS represents 400 shares of the Bank’s capital stock. Each ADS also represents any other securities, cash or other property that may be held by the Depositary. The Depositary’s office is located at 240 Greenwich Street, New York, N.Y. 10286. Our ADSs are currently traded on the NYSE under the symbol “BSAC.”

ADS holders are not treated as shareholders and do not have shareholder rights. Chilean law governs shareholder rights. The Depositary is the holder of the shares underlying the ADSs. ADS holders have ADS holder rights. The Deposit Agreement sets out ADS holder rights as well as the rights and obligations of the Depositary. New York law governs the Deposit Agreement and the ADSs.

Deposit of Shares

Subject to the terms and conditions of the Deposit Agreement, shares or evidence of rights to receive shares may be deposited under the Deposit Agreement by delivery thereof to any custodian, accompanied by any appropriate instruments or instructions for transfer, or endorsement, in form satisfactory to the custodian. As conditions of accepting shares for deposit, the Depositary may require also evidence satisfactory to the Depositary that the deposit has been authorized by the Central Bank of Chile (unless and until the Company provides the Depositary with evidence satisfactory to it that such authorization is no longer necessary), and that the conditions for such authorization, as set forth in to the foreign exchange contract entered by and between the Depositary, the Bank and the Central Bank of Chile (the “Foreign Exchange Contract”), have been satisfied.

Upon receiving a notice of a deposit from a custodian, or upon the receipt of shares or evidence of the right to receive shares by the Depositary, the Depositary, subject to the terms and conditions of the Deposit Agreement, shall deliver, to or upon the order of the person or persons entitled thereto, the number of ADSs issuable in respect of that deposit, but only upon payment to the Depositary of the fees and expenses of the Depositary for the delivery of those ADSs and of all taxes and governmental charges and fees payable in connection with that deposit and the transfer of the deposited shares. The Depositary shall deliver only whole numbers of ADSs.

Surrender of ADSs and Withdrawal of Deposited Securities

Upon surrender of ADSs for the purpose of withdrawal of the deposited securities and payment of the fee of the Depositary for the surrender of ADSs and payment of all taxes and governmental charges payable in connection with that surrender and withdrawal of the deposited securities, and subject to the terms and conditions of this Deposit Agreement, the ADS holder of those ADSs shall be entitled to delivery of the amount of deposited securities at the time represented by those ADSs, but not any money or other property as to which a record date for distribution to ADS holders has passed. That delivery shall be made without unreasonable delay. Simultaneously with the delivery of deposited securities to the ADS holder or its designee, the custodian, pursuant to the Foreign Exchange Contract, will issue or cause to be issued to the ADS holder or such designee a certificate which states that the deposited securities have been transferred to the ADS holder or its designee by the Depositary and that the Depositary waives in favor of the ADS holder or its designee the right of access to the formal foreign exchange market relating to such withdrawn deposited securities.

Dividends and Other Distributions on the Shares

The Depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. ADS holders will receive these distributions in proportion to the number of shares their ADSs represent.

Cash

Whenever the Depositary receives any cash dividend or other cash distribution on deposited securities, the Depositary will, if at the time of receipt thereof any amounts received in a foreign currency can in the judgment of the Depositary be converted on a reasonable basis into dollars transferable to the United States, and subject to the Deposit Agreement, convert that dividend or other cash distribution into U.S. dollars and distribute the amount thus received (net of the fees and expenses of the Depositary). The Depositary will not pay any ADS holder a fraction of one cent, but will round each ADS holder’s entitlement to the nearest whole cent.

If the custodian or the Depositary is required to withhold and does withhold from that cash dividend or other cash distribution an amount on account of taxes or other governmental charges, the amount distributed to the ADS holders shall be reduced accordingly. Each ADS holder agrees to indemnify the Bank, the Depositary, the custodian and their respective directors, officers, employees, agents and affiliates for, and hold each of them harmless against, any claim by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced withholding at source or other tax benefit received by it.

Shares

Whenever the Depositary receives any distribution on deposited securities consisting of a dividend in, or free distribution of, shares, the Depositary may deliver to the ADS holders entitled thereto, in proportion to the number of ADSs representing those deposited securities held by them respectively, an aggregate number of ADSs representing the amount of shares received as that dividend or free distribution, subject to the terms and conditions of the Deposit Agreement with respect to the deposit of shares and issuance of ADSs.

In lieu of delivering fractional ADSs, the Depositary may sell the amount of shares represented by the aggregate of those fractions (or ADSs representing those shares) and distribute the net proceeds, all in the manner and subject to the conditions described in the Deposit Agreement.

If the Bank declares a distribution in which holders of deposited securities have a right to elect whether to receive cash, shares or other securities or a combination of those things, or a right to elect to have a distribution sold on their behalf, the Depositary shall consult with the Bank to the extent practicable as to the action to be taken, if any, and may make that right of election available for exercise by ADS holders in any manner the Depositary reasonably considers to be lawful and practical.

Rights to purchase additional shares

If rights are granted to the Depositary in respect of deposited shares to purchase additional shares or other securities, the Bank and the Depositary shall endeavor to consult as to the actions, if any, the Depositary should take in connection with that grant of rights. The Depositary shall, to the extent reasonably deemed by it to be lawful and practical: (i) if requested by writing by the Bank, grant to all or certain ADS holders rights to instruct the Depositary to purchase the securities to which the rights relate and deliver those securities or ADSs representing those securities, (ii) if requested by writing by the Bank, deliver the rights to or to the order of certain ADS holders, or (iii) sell the rights to the extent practicable and distribute the net proceeds of that sale to the ADS holders entitled to those proceeds. To the extent rights are not exercised, delivered or disposed of under (i), (ii) or (iii) above, the Depositary shall permit the rights to lapse unexercised. If the Depositary acts under items (i) or (ii) above, the Bank and the Depositary will enter into a separate agreement setting forth the conditions and procedures of the offering. If the Depositary will act under item (iii), the Depositary will use reasonable efforts to sell the rights and pay the net proceeds to the ADS holders.

Payment or deduction of the fees of the Depositary shall be a condition of any delivery of securities or cash proceeds. The Depositary shall not be responsible for any failure to determine that it may be lawful or feasible to make rights available to or exercise rights on behalf of ADS holders or to sell rights.

Other Distributions

Whenever the Depositary receives any distribution other than the ones listed above, the Depositary shall, as promptly as practicable, cause the securities or property received by it to be distributed to the ADS holders entitled thereto, after deduction or upon payment of any fees and expenses of the Depositary and any taxes or other governmental charges, in proportion to the number of ADSs representing the deposited securities held by them respectively, in any manner that the Depositary deems equitable and practicable for accomplishing that distribution.

However, if in the opinion of the Depositary such distribution cannot be made proportionately among the ADS holders entitled thereto, or if for any other reason the Depositary deems such distribution not to be lawful and feasible, the Depositary may adopt such other method as it may deem equitable and practicable for the purpose of effecting such distribution, including, but not limited to, the public or private sale of the securities or property thus received, or any part thereof, and distribution of the net proceeds of any such sale (net of the fees and expenses of the Depositary) to the ADS holders entitled thereto.

Voting Rights

Upon receipt of notice of any meeting of holders of shares at which holders of shares will be entitled to vote, if requested in writing by the Bank, the Depositary shall, as soon as practicable thereafter, notify ADS holders of a shareholders’ meeting and send or make voting materials available to them. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the Depositary how to vote. For instructions to be valid, they must reach the Depositary by a date set by the Depositary. The Depositary will try, as far as practical, subject to the laws of the State of New York and the provisions of the estatutos of the Bank, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If a notice has been sent, the ADS holders have been provided at least 30 days’ prior notice and no instructions have been received by the Depositary, the Depositary shall deem ADS holders to have instructed the Depositary to give a discretionary proxy to a person designated by the Bank, except that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which the Bank informs the Depositary (and the Bank agrees to provide such information as promptly as practicable in writing, if applicable) that (i) the Bank does not wish such proxy given, (ii) substantial opposition from holders of shares exists to the manner in which such deposited securities would be voted with respect to such matter or (iii) such matter materially and adversely affects the rights of holders of shares.

Except by instructing the Depositary as described above, ADS holders won’t be able to exercise voting rights unless they surrender their ADSs and withdraw the shares. However, ADS holders may not know about the meeting enough in advance to withdraw the shares.

Record Dates

The Depositary may fix a record date for the determination of the ADS holders who will be entitled to receive any distribution on or in respect of the deposited securities, to give instructions for the exercise of any voting rights, to receive any notice or to act in respect of other matters and only such ADS holders at such record date will be so entitled or obligated.

Charges

The Depositary may charge each person to whom ADSs are issued and each person surrendering ADSs for withdrawal of deposited securities in any manner permitted by the Deposit Agreement or whose ADSs are cancelled or reduced for any other reason. The Depositary may also charge certain other additional fees to ADS holders. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares” of the Form 20-F for more information.

Payment of Taxes

If any tax or other governmental charge shall become payable by the custodian or the Depositary with respect to or in connection with any ADSs or any deposited securities represented by any ADSs, that tax or any other governmental charge shall be payable by the ADS holder of those ADSs to the Depositary. The Depositary may refuse to register any transfer of those ADSs or any withdrawal of deposited securities represented by those ADSs until that payment is made, and may withhold any dividends or other distributions or the proceeds thereof, or may sell for the account of the ADS holder any part or all of the deposited securities represented by those ADSs and apply those dividends or other distributions or the net proceeds of any sale of that kind in payment of that tax or other governmental charge but, even after a sale of that kind, the ADS holder of those ADSs shall remain liable for any deficiency.

Compliance with Chilean Law

ADS holders are deemed to be owners of the deposited securities for certain purposes under the Chilean law. Accordingly, the ADS holders shall be obligated to comply with the requirements of Articles 12 and 54 and Title XV of Law 18,045 of Chile relating to reports to the FMC and the stock exchanges in Chile concerning the acquisition (i) of 10% or more of the total share capital of the Bank, (ii) of shares or ADSs by directors, liquidators or officers of the Bank or (iii) of a control stake in the Bank.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The Depositary shall not tender any deposited securities in response to any voluntary cash tender offer, exchange offer or similar offer made to holders of deposited securities, except when instructed in writing to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the Depositary may require.

If the Depositary receives a written notice that deposited securities have been redeemed for cash or otherwise purchased for cash, the Depositary shall (i) if required, surrender deposited securities that have been redeemed, (ii) notify ADS holders of the redemption, call for surrender of a corresponding number of ADSs and notify them that the called ADSs have been converted into a right only to receive the money received by the Depositary upon that redemption and (iii) distribute the money received upon that redemption to the ADS holders entitled to it upon surrender by them of called ADSs.

If the Depositary is notified of or there occurs any change in nominal value or any subdivision, combination or any other reclassification of the deposited securities or any recapitalization, reorganization, sale of assets substantially as an entirety, merger or consolidation affecting the issuer of the deposited securities or to which it is a party that is mandatory and binding on the Depositary, then the Depositary shall, if required, surrender the old deposited securities and hold the new securities or other property delivered to it. However, the Depositary may elect to sell those new deposited securities if in the opinion of the Depositary it is not lawful or not practical for it to hold those new deposited securities under this Deposit Agreement because those new deposited securities may not be distributed to ADS holders without registration under the Securities Act of 1933 or for any other reason, at public or private sale, at such places and on such terms as it deems proper and proceed as if those new deposited securities had been redeemed.

In case of a replacement where the newly deposited securities will continue to be held under the Deposit Agreement, the Depositary may call for the surrender of outstanding receipts to be exchanged for new receipts specifically describing the new Deposited Securities and the number of those newly deposited securities represented by each ADSs.

If there are no deposited securities with respect to ADSs, including if the deposited securities are cancelled or have become apparently worthless, the Depositary may call for surrender of those ADSs or may cancel those ADSs, upon notice to ADS holders.

Amendment

Any provisions of the Deposit Agreement may at any time be amended by agreement between the Bank and the Depositary without the consent of ADS holders in any respect that they may deem necessary or desirable. Any amendment that would impose or increase any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or that would otherwise prejudice any substantial existing right of ADS holders, shall, however, not become effective as to outstanding ADSs until the expiration of 30 days after notice of that amendment has been disseminated to the ADS holders of outstanding ADSs. Every ADS holder at the time any amendment so becomes effective, shall be deemed, by continuing to hold ADSs, to consent and agree to that amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the ADS holder to surrender ADSs and receive delivery of the deposited securities represented thereby, except in order to comply with mandatory provisions of applicable law.

Termination

The Bank may initiate termination of the Deposit Agreement by notice to the Depositary. The Depositary may initiate termination of the Deposit Agreement if (i) at any time 90 days shall have expired after the Depositary delivered to the Bank a written resignation notice and a successor depositary has not been appointed and accepted its appointment, (ii) the Bank appears to be insolvent or enters insolvency proceedings, (iii) all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities, or (iv) all of the deposited securities underlying the ADSs have been redeemed. If termination of the Deposit Agreement is initiated, the Depositary shall disseminate a notice of termination to the ADS holders of all ADSs then outstanding setting a date for termination (the “Termination Date”), which shall be at least 120 days after the date of that notice, and the Deposit Agreement shall terminate on that Termination Date.

At any time after the Termination Date, the Depositary may sell the deposited securities then held under the Deposit Agreement and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders of ADSs that remain outstanding, and those ADS holders will become general creditors of the Depositary with respect to those net proceeds.

After the Termination Date, the Depositary shall not accept deposits of shares or deliver A and the Depositary (i) may refuse to accept surrenders of ADSs for the purpose of withdrawal of deposited securities (that have not been sold) if in its judgment the requested withdrawal would interfere with its efforts to sell the deposited securities, (ii) will not be required to deliver cash proceeds of the sale of deposited securities until all deposited securities have been sold and (iii) may discontinue the registration of transfers of ADSs and suspend the distribution of dividends and other distributions on deposited securities to the ADS holders and need not give any further notices or perform any further acts under this Deposit Agreement.

Limitations on Obligations and Liability

The Deposit Agreement expressly limits the Bank’s obligations and the obligations of the Depositary. It also limits the Bank’s liability and the liability of the Depositary. The Bank and the Depositary:

●	are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith, and the Depositary will not be a fiduciary or have any fiduciary duty to ADS holders;

●	are not liable if they are prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the Deposit Agreement;

●	are not liable if they exercise discretion permitted under the Deposit Agreement;

●	are not liable for the inability of any ADS holder to benefit from any distribution on deposited securities that is not made available to ADS holders under the terms of the Deposit Agreement, or for any special, consequential or punitive damages for any breach of the terms of the Deposit Agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the Deposit Agreement on ADS holders’ behalf or on behalf of any other person;

●	may rely upon any documents they believe in good faith to be genuine and to have been signed or presented by the proper person;

●	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

●	the Depositary has no duty to make any determination or provide any information as to the Bank’s tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs.

In the Deposit Agreement, the Bank and the Depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the Depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the Depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

●	when temporary delays arise because the Bank or the Depositary has closed its transfer books;

●	when an ADS holder owes money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Disclosure of Interests

When required in order to comply with applicable laws and regulations or the articles of incorporation or similar document of the Bank, the Bank may from time to time request each ADS holder to provide to the Depositary information relating to: (i) the capacity in which it holds ADSs, (ii) the identity of any ADS holder or other persons or entities then or previously interested in those ADSs and the nature of those interests and (iii) any other matter where disclosure of such matter is required for that compliance.